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Monica J. Shilling, P.C.	United States
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July 30, 2026

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3628

Attention: David Manion, CPA, CAIA, MST

Re:	Vista Credit Strategic Lending Corp.

Annual Report on Form 10-K for the year ending December 31, 2025

File No. 814-01651

Ladies and Gentlemen:

This letter is sent on behalf of Vista Credit Strategic Lending Corp. (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) regarding the Fund’s Annual Report on Form 10-K for the year ending December 31, 2025 (the “Annual Report”) communicated via teleconference to Monica J. Shilling of Kirkland & Ellis LLP on June 22, 2026.

For convenience, we have set forth below, in italics, the text of the Staff’s comments prior to each of the Fund’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Annual Report. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that revisions with respect to one portion of the Annual Report are applicable to all similar portions of the Annual Report.

Accounting Comments

Critical Accounting Policies – Page 87

1.

Comment: The second paragraph of the section entitled “Revenue Recognition” discusses loans placed on non-accrual status. Please supplementally describe how the statements in this paragraph align with U.S. GAAP, specifically describing the appropriateness of applying payments from non-accrual loans that are recognized as income. Additionally, describe if non-accrual interest receivables are kept as an asset even if the loan stops paying interest income based on this policy. Please cite U.S. GAAP in your response.

Response: The Fund advises the Staff that its accounting policy for loans placed on non-accrual status is intended to be consistent with U.S. GAAP, including the guidance in ASC 310, Receivables (“ASC 310”), and ASC 326, Financial Instruments—Credit Losses (“ASC 326”).

United States Securities and Exchange Commission

Division of Investment Management

July 30, 2026

When a loan is placed on non-accrual status because collection of contractual principal or interest is no longer considered probable, the Fund ceases accruing interest income. Accrued but unpaid interest is generally reversed when the loan is placed on non-accrual status. Accordingly, the Fund does not continue to recognize interest income on a non-accrual loan unless cash is received and recognition is appropriate based on the facts and circumstances.

Consistent with ASC 310-10-35-41 through ASC 310-10-35-45, cash payments received on non-accrual loans are evaluated based on the Fund’s assessment of collectability. When collection of the remaining contractual principal is considered reasonably assured, cash receipts may be recognized as interest income to the extent appropriate. Conversely, when collectability of principal remains uncertain, cash receipts are generally applied as a reduction of the recorded investment in the loan (cost recovery method) until such uncertainty has been resolved. Accordingly, the Fund’s policy that interest payments received on non-accrual loans “may be recognized as income or applied to principal depending upon our judgment regarding collectability” reflects this assessment and is intended to be applied in a manner consistent with U.S. GAAP.

With respect to accrued interest receivable, the Fund generally reverses accrued but unpaid interest when a loan is placed on non-accrual status. Therefore, non-accrual interest receivables are generally not maintained as assets after a loan is placed on non-accrual status. To the extent accrued interest is outstanding, the Fund evaluates such amounts in accordance with ASC 326. If it becomes probable that accrued interest will not be collected, and the amount of the loss can be reasonably estimated, the accrued interest is written off. Accordingly, the Fund’s policy is not to continue recognizing accrued interest receivable as an asset while simultaneously ceasing the recognition of interest income.

The Fund believes its accounting policy is consistent with U.S. GAAP, including the guidance in ASC 310 and ASC 326. In response to the Staff’s comment, the Fund will revise its future disclosure to provide additional clarity regarding its accounting policy for non-accrual loans. Specifically, the Fund will expand its disclosure to clarify that (i) accrued but unpaid interest is generally reversed when a loan is placed on non-accrual status, (ii) cash receipts on non-accrual loans are recognized as interest income only when collection of principal is reasonably assured and otherwise are applied as a reduction of the loan’s recorded investment, and (iii) accrued interest receivable is generally not carried as an asset once a loan is placed on non-accrual status unless collection is considered probable under the applicable U.S. GAAP guidance.

Expense Support and Conditional Reimbursement Agreement – Page 124

2.

Comment: The Staff notes the $1.331 million of Fund expenses that were disclosed as “Due to Adviser” on the Fund’s Consolidated Statements of Assets and Liabilities for the year ended December 31, 2025 are not subject to the Expense Support Agreement. These amounts appear to be unrecorded in the expense support and waivers caption in the Consolidated Statements of Operations for the same period. As of December 31, 2025, the Fund had a payable related to $3.6 million of expense payments incurred by the Adviser in the following increments: $600,000 in 2025, $1.72 million in 2023 (recorded prior to June 30, 2023) and $1.283 million in 2022.

United States Securities and Exchange Commission

Division of Investment Management

July 30, 2026

(a)	Please describe in correspondence the accounting entries for the $1.331 million Fund expenses noted above and subsequent payments to the Adviser.

Response: The Fund advises the Staff that the $1.331 million included in “Due to Adviser” as of December 31, 2025 represents amounts due to the Adviser under the Administration Agreement, which requires the Fund to reimburse the Adviser for certain expenses it incurs in connection with the administration of the Fund.

These amounts are not related to, and are not subject to, the Expense Support and Conditional Reimbursement Agreement (the “ESA Agreement”). Accordingly, when incurred, they are recorded as operating expenses in the applicable expense captions within the Consolidated Statements of Operations, with a corresponding entry under “Due to Adviser.” Subsequently, when the Fund reimburses the Adviser for these expenses, the amount presented as “Due to Adviser” is reduced, and a corresponding credit is made to cash to reflect the payment of these expenses. Accordingly, the “Due to Adviser” balance reflects the Fund’s obligation to reimburse the Adviser for expenses incurred pursuant to the Administration Agreement and does not represent expense support, expense waivers or conditional reimbursements under the ESA Agreement.

(b)	What is the character of the $600,000 expenses recorded in 2025 and the entire $3.6 million liability at December 31, 2025.

Response: The Fund advises the Staff that in 2023, the Adviser entered into the ESA Agreement with the Fund, pursuant to which the Adviser may elect to pay certain of the Fund’s expenses on the Fund’s behalf, provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees. The Adviser elected to provide $3.0 million of expense support to the Fund in the fourth quarter of 2023. The initial $3.0 million of expense support related to organizational and offering costs incurred in connection with the establishment of the Fund. In 2025, the Adviser elected to provide an additional $600,000 of expense support under the ESA Agreement in the first quarter of 2026 to fund certain professional fees incurred by the Fund.

Accordingly, as of December 31, 2025, the aggregate liability of approximately $3.6 million represents amounts advanced by the Adviser pursuant to the ESA Agreement, consisting of approximately $3.0 million of organizational and offering costs and approximately $600,000 of professional fees. These amounts are subject to the terms of the ESA Agreement, including the Fund’s conditional reimbursement obligations as set forth therein.

(c)

Were any expenses from 2023 included in this $3.6 million liability incurred prior to June 16, 2023? If so, if the Fund is liable for these amounts, please include a discussion in your response regarding any agreements or disclosures discussing these amounts as the Staff notes the following two dates: the effective date of the Fund was August 2023 and the initial filing of the Form 10-12(g) was June 16, 2023.

United States Securities and Exchange Commission

Division of Investment Management

July 30, 2026

Response: The Fund advises the Staff that of the approximately $3.6 million of Expense Payments covered under the ESA Agreement, approximately $3.0 million relates to organizational and offering costs incurred in connection with the formation of the Fund, and substantially all of those underlying costs were incurred prior to June 16, 2023. The remaining approximately $600,000 relates to professional fees and other Fund operating expenses incurred between August and December 2025.

Although the underlying organizational and offering costs were incurred prior to June 16, 2023, the Adviser did not make the related Expense Payments to or on behalf of the Fund until the fourth quarter of 2023, after execution of the ESA Agreement. The Expense Payments relating to the $600,000 of professional fees were made to or on behalf of the Fund during the fourth quarter of 2025 and the first quarter of 2026.

Pursuant to the ESA Agreement, Expense Payments made by the Adviser are eligible for reimbursement by the Fund until the last business day of the calendar quarter that is three years after the date of the applicable Expense Payment, provided that, at the end of the applicable calendar quarter, the Fund has Excess Operating Funds and satisfies the additional reimbursement conditions set forth in the ESA Agreement. As of December 31, 2025, the Fund had not made any reimbursement payments to the Adviser.

(d)	Given the terms of the Expense Support and Conditional Reimbursement Agreement, explain why the Fund would continue to be liable for any 2022 expenses.

Response: The Fund confirms that a portion of the organizational and offering costs subject to the ESA Agreement relate to legal and other formation costs that were incurred over a number of years in connection with the establishment of the Fund, including certain costs incurred during 2021 and 2022.

Although the underlying services giving rise to these costs were performed prior to the execution of the ESA Agreement, the Adviser did not make the related Expense Payments until after the ESA Agreement became effective. Pursuant to the ESA Agreement, the Adviser elected to designate these payments as Expense Payments and paid the related amounts on the Fund’s behalf in December 2023. Accordingly, the Fund’s conditional reimbursement obligation arises from the Expense Payments made by the Adviser under the ESA Agreement, rather than from the dates on which the underlying legal and other organizational services were performed or the related invoices were received.

Under the ESA Agreement, Expense Payments are eligible for reimbursement only if the conditions specified in the agreement are satisfied, including that the Fund has Excess Operating Funds, satisfies the applicable reimbursement conditions, and the applicable Expense Payment remains within the contractual reimbursement period. As of December 31, 2025, the Fund had not made any reimbursement payments to the Adviser.

United States Securities and Exchange Commission

Division of Investment Management

July 30, 2026

(e)

The $3.6 million is recorded as due from the Adviser and due to the Adviser. Please explain why these amounts are recorded to the balance sheet if these amounts are subject to the standard recoupment terms.

Response: The Fund advises the Staff that the “Expense Support Reimbursement” and “Due to Adviser” balances arise from different aspects of the ESA Agreement and are not duplicative.

The “Expense Support Reimbursement” balance represents the cumulative Expense Payments made by the Adviser that reduced the Fund’s expenses in the period incurred, for which cash had not yet changed hands as of the balance sheet date. These amounts are recognized when the related expense reduction is recorded, not when cash settles.

The corresponding “Due to Adviser” balance represents the Fund’s conditional obligation to reimburse the Adviser for Expense Payments made pursuant to the ESA Agreement. While reimbursement is subject to the conditions set forth in Section 2 of the ESA Agreement, including the availability of Excess Operating Funds and satisfaction of the applicable reimbursement conditions, the Fund has recorded the reimbursement obligation as management has concluded that repayment is probable in accordance with ASC 450-20. The Fund reassesses this conclusion each period and will reverse or adjust the liability if reimbursement becomes less than probable.

Accordingly, the Fund believes that recognizing the respective asset and payable balances appropriately reflects the rights and obligations established under the ESA Agreement, while the current disclosures describe the conditions governing reimbursement. The Fund also believes the current gross presentation provides more decision-useful information to investors than a net presentation would. Presenting the items separately allows a reader to distinguish the cumulative economic benefit the Adviser has provided to the Fund’s shareholders in the form of expense support from the Fund’s potential future cash outflow obligation to the Adviser, which is contingent on the Fund’s future operating performance and is not assured to be paid in full, or at all, within the three-year window contemplated by the ESA Agreement. Netting these amounts would obscure both the magnitude of support the Adviser has provided and the magnitude of the contingent future claim on the Fund’s cash flows.

(f)

Please ensure disclosure of any amounts waived by the Adviser, paid by the Adviser or paid to the Adviser and reasons why the Fund may be liable for older amounts are included in future financial statements.

Response: In response to the Staff’s comment, the Fund will enhance its future disclosures to disclose any expenses or other amounts owed to, and waived by, the Adviser, expenses or other amounts paid by the Adviser or paid to the Adviser, and any applicable reasons why the Fund may be liable for older expenses or other amounts that are reflected in future financial statements.

United States Securities and Exchange Commission

Division of Investment Management

July 30, 2026

Financial Highlights Footnote – Page 129

3.

Comment: The Staff notes footnote 5 to the Financial Highlights footnote (Note 8 to the Fund’s Consolidated Financial Statements). Please discuss in correspondence how this description conforms to the requirements of General Instruction 15 to Item 4 of Form N-2, specifically how financial highlights are calculated.

Response: The Fund confirms that it will calculate average net assets using monthly net asset values going forward. In addition, in future filings, the Fund will revise its disclosures so that it is evident that the non-annualization disclosure applies only to the share class that commenced operations during the reporting period, while the description of the average net asset methodology applies to all Financial Highlights calculations.

Cash Equivalents – Page 111

4.

Comment: The Fund’s disclosure indicates that money market funds are cash equivalents. Please confirm whether the Fund held money market funds during December 31, 2025 or December 31, 2024. Pursuant to Rule 12.12 of Regulation S-X and ASC 946, money market holdings are considered an investment and should be classified as such. If the Fund held money market funds at the dates cited, please discuss the materiality of the investment, both qualitatively and quantitively to the Fund’s Financial Statements and consider whether the Fund’s Financial Statements have been misstated. In future Form 10-Ks and 10-Qs, please ensure that these instruments are included in the Fund’s Schedule of Investments.

Response: The Fund confirms that it did not hold any investments in money market funds as of December 31, 2025 or December 31, 2024. Accordingly, there were no money market fund investments that should have been presented as investments in the Fund’s Schedule of Investments, and the Fund’s Financial Statements were not misstated in this regard. The reference in the description of the Fund’s accounting policy indicating that money market funds are considered cash equivalents was a general description of the Fund’s accounting policy and was not intended to indicate that the Fund held money market fund investments during the periods presented.

In response to the Staff’s comment, the Fund will revise its future disclosures to affirmatively state, if true, that it holds money market fund investments as of each reporting period-end. In addition, if the Fund holds any money market fund investments in future reporting periods, the Fund will present such holdings as investments in its Schedule of Investments in accordance with Rule 12-12 of Regulation S-X and the applicable guidance in ASC 946, Financial Services—Investment Companies.

United States Securities and Exchange Commission

Division of Investment Management

July 30, 2026

Unfunded Commitments

5.

Comment: Please add a statement in the Notes to the Financial Statements or the MD&A regarding the Fund’s ability to fund unfunded commitments referencing reliance on rule 18f-4(e) of the Investment Company Act of 1940, as amended.

Response: The Fund advises the Staff that in future SEC filings the Fund will include the following disclosure in the MD&A under the “Off-Balance Sheet Arrangements” section and in Note 7 “Commitments and Contingencies” to the Financial Statements:

Under Rule 18f-4, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they become due. Unfunded commitment agreements entered into by a BDC in compliance with this condition will not be considered for purposes of computing asset coverage for purposes of compliance with the 1940 Act with respect to our use of leverage as well as derivatives and/or other financial contracts.

Unitranche Loans and Co-Lending Arrangements

6.

Comment: Please supplementally provide the percentage of the Fund’s net assets invested in unitranche loans (co-lending arrangements). In addition, please provide disclosure in the Notes to the Financial Statements so that the readers of the Financial Statements will understand the risks associated with these arrangements. With respect to such arrangements, please supplementally discuss the following points: whether the Fund has any specific accounting policy that applies to co-lending arrangements, how the valuation of these investments takes into account the payment, prioritization and payment waterfalls, the impact of such arrangements on the calculation of interest income under the effective interest method and finally, whether any of the co-lenders under these arrangements are affiliates of the fund.

Response: The Fund advises the Staff that as of each of the applicable dates presented in the Financial Statements, it did not hold any investments in unitranche loans or other co-lending arrangements that are bifurcated within the tranche in terms of payment priority. The Fund further notes that the Risk Factors section of its Annual Report contains disclosure specifically addressing the risks associated with unitranche loans under the heading “Our investments in portfolio companies may be risky, and we could lose all or part of our investments.” To the extent investments in unitranche loans or other co-lending arrangements, including the “last out” portion of tranched first lien loans, were to comprise 5% or more of the Fund’s investment portfolio in the future, the Fund will include additional disclosure in the financial statements to inform investors of the accounting and valuation policies associated with such positions, as well as whether any co-lenders under such arrangements are affiliated with the Fund.

United States Securities and Exchange Commission

Division of Investment Management

July 30, 2026

Certifications

7.

Comment: The certifications should be signed by the principal executive officer and the principal financial officer of the Fund. Please confirm that the signers of the certifications for the Annual Report operate in the capacity of principal executive officer and the principal financial officer and going forward include these titles in the signed certifications.

Response: The Fund acknowledges the Staff’s comment and confirms that Greg Galligan is the Fund’s principal executive officer and Ross Teune is the Fund’s principal financial officer. The Fund also undertakes to include such titles in the certifications made in connection with future SEC filings.

*   *   *

United States Securities and Exchange Commission

Division of Investment Management

July 30, 2026

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

cc:	Via E-Mail

Nicole M. Runyan, P.C., Kirkland & Ellis LLP

Ross Teune, Vista Credit Strategic Lending Corp.

Marina Novello, Vista Credit Strategic Lending Corp.